INNOVATION BEVERAGE GROUP LTD.

29 Anvil Road

Seven Hills, NSW 2147 Australia

July 6, 2023

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jay Ingram and Evan Ewing

Re:	Innovation Beverage Group Ltd
Amendment No. 14 to the Registration Statement on Form F-1 File No. 333-266965 Filed June 23, 2023

Dear Messrs. Ingram and Ewing:

On behalf of Innovation Beverage Group Ltd. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on June 29, 2023 regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”). Changes made in response to the Staff’s comments have been made in our amendment to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

For convenience, the Staff’s comments have been restated below and the Company’s responses are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 14 to Registration Statement on Form F-1

Capitalization, page 44

1.	We note your inclusion of footnote (4), which appears to be a discussion for a non-GAAP measure of net loss. Please delete this footnote from within the table and also the related disclosure in footnote (4)(i) through (vi), and the sentence that immediately follows regarding your recurring net losses during the period.

Response: The Company acknowledges the Staff’s comment and based on a discussion with Staff on July 5, 2023, concerning this Comment 1, footnote (4) has been revised to remove the statement regarding recurring net losses.

2.	Refer to the pro forma column in the table. Based on your newly inserted disclosure that this column gives effect to the conversion of debt of US$630,000 for the issuance of 221,533 ordinary shares, it appears the Notes payable line item amount should reflect a balance of US$931,131 and the total capitalization should be US$1,856,831 rather than US$2,846,931. Please revise. Further, the pro forma as adjusted column should be revised accordingly to reflect the IPO and application of the net proceeds, including the repayment of US$600,000 of notes payable to the seller of Reg Liquors LLC.

Response: The Company acknowledges the Staff’s comment and has revised the table as requested.

Exhibits

3.	Notwithstanding your assertion in your response to comment 2 that corresponding changes were made, we are not able to locate the revisions nor a written justification for why the cited language is appropriate. We therefore reissue comment 2 of our prior letter.

[Prior letter’s Comment 2, “We note assumptions (b) and (c) of Exhibit 5.1. It is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts, including that the company has taken all corporate actions necessary to authorize the issuance of the securities. Please ask counsel to support these assumptions. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.”]

Response: The Company acknowledges the Staff’s comment and respectfully advises that assumptions (b) and (c) have regulatory basis in the Corporations Act 2001 of the Commonwealth of Australia (“Australian Corporations Act”) and are assumptions available under Australian law.

Assumption (b) reflects Section 124 of the Australian Corporations Act, which provides that, “A company has the legal capacity and powers of an individual both in and outside this jurisdiction.” (Corporations Act 2001 (Cth), Pt. 2B.1, S. 124)

Further, assumption (c) reflects Sections 127, 128 and 129 of the Australian Corporations Act, which provide third parties with the comfort that any person dealing with an Australian company at arm’s length is entitled to assume, and would not have to verify, that the company has complied with any of its internal management requirements, including those stated within a company’s constitution. In summary: (i) Section 127 prescribes how an Australian company may execute a document (in addition to any provisions in the company’s constitution); (ii) Section 128 provides that a person is entitled to make certain assumptions stated within Section 129 when dealing with a Australian company; and (iii) Section 129 provides that a person may assume that the Australian company’s constitution has been complied with and that a person purporting to sign an agreement as a director or company secretary of the company has been duly appointed and authorized to exercise such power. (Corporations Act 2001 (Cth), Pt. 2B.1, S. 127 and Pt. 2B.2, Ss. 128-129)

In conclusion, assumptions (b) and (c) are based on specific Australian regulatory provisions that are available to Australian companies and, therefore, we believe that they are reasonable assumptions to include in the opinion letter issued by the Company’s Australian counsel.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Darrin Ocasio, of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

Dean Huge
Chief Executive Officer

cc:	Darrin Ocasio, Esq.